Exhibit 99.85

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416.703-6298
Fax: 416-703-7764

         NEWS RELEASE

LAKE SHORE GOLD TO ACQUIRE FENN-GIB PROJECT FROM BARRICK GOLD IN

EXCHANGE FOR COMMON SHARES

•                  Acquisition of Fenn-Gib Project adds exciting new component to Company’s strategy of exploring, developing and operating attractive assets along Destor-Porcupine Fault Zone (“DPFZ”) in close proximity to historic Timmins Gold Camp

•                  Fenn-Gib provides Company with high-quality, advanced-stage exploration project with potential to host large-scale, open-pit resource

•                  Company targeting initial National Instrument (“NI”) 43-101 resource of at least 2 to 3 million ounces at Fenn-Gib based on existing drilling, and Whittle pit shell, all within 400 metres of surface

•                  Past drilling on Fenn-Gib Main Zone defined large mineralized envelope with minimum 1 kilometre strike length and widths of up to 250 metres

•                  Project supports Company’s plans for continued rapid growth following development of core Timmins assets

•                  Numerous exploration targets exist outside known mineralization at Fenn-Gib with significant potential to host additional deposits

•                  Lake Shore Gold to issue approximately 14.9 million common shares, including 14.4 million common shares to Barrick Gold for a 3.6% interest in the Company, with Barrick retaining a back-in right for 51% interest in Fenn-Gib Project if minimum 5 million ounce resource confirmed

•                  Lake Shore Gold’s 2011 business and investment plans unaffected by acquisition, Company remains fully funded.

Toronto, Ontario (May 5, 2011) –– Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced an agreement with Barrick Gold Corporation (“Barrick” TSX, NYSE: ABX) to acquire the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”). The Fenn-Gib Project is located approximately 60 kilometres east of Timmins along the east extension of the DPFZ and Pipestone Fault Zone (“PFZ”) near a major dilatent zone. The acquisition provides the Company with significant new mining and exploration opportunities, including the potential to establish a large-tonnage, open-pit mining operation in support of its continued rapid growth following the development of its core Timmins assets.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We were approached about acquiring the Fenn-Gib Project and, upon evaluating it, determined that it was too good to pass up. The Project has favourable geology in a very prospective structural zone and supports our commitment to continued growth in and around the Timmins Gold Camp. Fenn-Gib is an advanced project that has excellent potential to become Lake Shore Gold’s third major source of production around the Timmins Gold Camp, in addition to our Timmins West and Bell Creek complexes, and provides us with the opportunity to add a large-tonnage, open-pit mining operation, with a strip ratio of 3.7-to-1 or better, to our portfolio in an area where we understand the geology very well. Our immediate priorities remain developing our core Timmins assets and pursuing the significant exploration potential of properties such as 144, Gold River Trend, Marlhill Mine and Vogel, with Fenn-Gib representing an additional attractive building block as we grow the Company into a mid-tier gold producer.”

Under terms of the agreement, the Company is acquiring 100% ownership of the Fenn-Gib Project for C$60 million in Lake Shore Gold common shares (approximately 14.9 million common shares). Of the shares being issued, Barrick will receive 14.4 million common shares, while other parties will receive the remaining shares. Following completion of the transaction, Barrick will own approximately 3.6% of the Company’s total common shares outstanding. Barrick will retain a right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson (see Figure 1). The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the DPFZ and PFZ near a major change in trend from southeasterly to east–west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position being acquired lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where the Company is in commercial production at its Timmins Mine and is developing the adjacent Thunder Creek deposit.

Based on recent evaluations by the Company, the Fenn-Gib Project hosts strong mining and exploration potential with most significant gold mineralization identified to date being at the Main Zone, located on the west side of the main Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Past work at the property was conducted mainly by Pangea Goldfields and included diamond drilling, metallurgical testing, preliminary geology and mineralization modeling and baseline environmental studies. Past diamond drilling included approximately 350 diamond drill holes (92,000 metres) with approximately 320 holes (86,000 metres) being drilled on the Fenn-Gib property and the vast majority of these holes being focused near the Main Zone within 250 metres of surface. Most of the remaining holes were drilled at the Guibord Main property. The best results from past drilling were from the Main Zone and defined a mineralized envelope with a minimum 1 kilometre strike length and widths of up to 250 metres containing numerous broad zones of mineralization such as 1.79 grams per tonne (“gpt”) over 187.45 metres (“m”) in FE-88-10, 1.93 gpt over 169.90m in FE-96-27, 1.85 gpt over 163.50m and 1.26 gpt over 206.60m in FE-94-09, and 1.93 gpt over 128.85m in FE-9-31. Drilling to the east, west and to depth of the Main Zone is very limited with the potential for further expansion considered excellent. There have yet to be NI 43-101 compliant evaluations completed on the Fenn-Gib Project.

Based on recent observations from areas already drilled in the Main Zone at the Fenn-Gib Project, the initial exploration potential is estimated at 2 to 3 million ounces. Estimation of the potential at the Main Zone was completed by modeling of diamond drill results using a block model methodology with the reporting of total tonnes, grades and ounces being from within a Whittle optimized pit shell generated assuming a minimum 15,000 tonne per day mining operation and a gold price of US$1,125 per ounce and a US$:C$ exchange rate of 1.00:1.05. Potential tonnes are estimated at 70 to 80 million with average grades projected at 0.90 to 1.20 gpt with all high grade assays being capped at 25 gpt. The Project is expected to have a low strip ratio, estimated at 3.7-to-1 or better. The project also hosts a number of other highly prospective targets within close proximity to the Main Zone which could add even further potential to the project, including untested gaps and extensions at the Main Zone as well as the North and South Syenite targets.

Limited work is planned at the Fenn-Gib Project in 2011 as the Company’s focus remains developing and exploring its core Timmins assets. Lake Shore Gold continues to target total project development expenditures of $75 million in 2011, excluding any funding related to a possible mill expansion, with an additional $31 million budgeted for exploration activities, primarily directed at the Timmins West Complex and Bell Creek Complex in Timmins. The Company expects to remain well funded through 2011.

Bob Kusins, P.Geo., Chief Resource Geologist for Lake Shore Gold, a Qualified Person under NI 43-101, has prepared or supervised the scientific or technical information for the property and verified the data disclosed in this release. Mr. Kusins is an employee of Lake Shore Gold.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s acquisitions, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the

Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

The potential mineral deposit at the Fenn-Gib Project, as presented in this press release, is conceptual in nature. There has been insufficient exploration work to define a mineral resource as defined under NI 43-101 and it is uncertain if further exploration drilling will result in the potential mineral deposit being delineated as a mineral resource.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold. com

Website: www.lsgold.com

Figure 1. Location Map

Figure 2. Property Geology

N
Legend
Mineral Resource
Past / Present Gold Producer
Significant Gold Showing / Prospect
Target Areas
Historic Diamond Drill Collar
1 - Ultramafic and Mafic Metavolcanic Rocks: Komatiites
2 - Mafic Metavolcanic Rocks
3 - Intermediate Metavolcanic Rocks
4 - Felsic Metavolcanic Rocks
5 - Clastic and Chemical Metasedimentary Rocks
6 - Clastic and Chemical Metasedimentary Rocks
7 - Mafic and Intermediate Alkalic Metavolcanic Rocks
8 - Metamorphosed Tholeiitic Ultramafic and Mafic Intrusive Rocks
9 - Metamorphosed Alkalic Ultramafic and Mafic Intrusive Rocks
10 - Metamorphosed Alkalic Felsic and Intermediate
12 - Kimberlite
Fenn Gib Property Boundaries
PIPESTONE FAULT
WEST EXTENSION
EAST EXTENSION
MAIN ZONE DEPOSIT
NORTH SYENITE
PIPESTONE FAULT
ARROW FAULT
HISLOP MINE
ROSS MINE
MONETA WINDJAMMER NORTH
LUDGATE ZONE
MONETA WINDJAMMER SOUTH
MONETA SW ZONE
MONETA 55 ZONE
SOUTH SYENITE
DESTOR PORCUPINE FAULT CORRIDOR
DESTOR PORCUPINE FAULT
DESTOR PORCUPINE FAULT
LAKE SHORE GOLD CORP
FENN-GIB PROJECT PROPERTY GEOLOGY

Figure 3. Fenn-Gib Pit

N
B
A
101
TALISMAN SHAFT
SECTION 558500E
Legend
Historic Diamond Drill Collar
Mineralize Envelope
Pipestone Fault
Conceptual Open Pit (surface)
Conceptual Starter Pit (surface)
Diabase dyke
Alkaline intrusives
Mafic Intrusive
Mafic Volcanics
Sediments
0
200
400
Meters
LAKE SHORE GOLD CORP
FENN-GIB PROJECT PIT

Figure 4. Cross Section

A
B
5374900mN
5375100mN
5375300mN
5375500mN
SURFACE
G-96-165
1.25 /176.50
1.29 /18.20
G-98-184
1.17 /125.25
G-98-183
0.86 /84.55
G-94-08
1.73 /208.90
incl. 5.17 /23.70
G-94-38
1.82 /131.10
G-94-59
1.70 /110.38
CONCEPTUAL
PIT OUTLINE
-200m
G-96-146
1.18 /195.25
G-96-114
1.52 /61.20
G-96-114
0.66 /80.05
-400m
Projection:
NAD83 Zone 17N
Legend
Overburden
Alkalic Intrusive
Mafic Volcanics
Sediments
Mineralized Envelope
Composites:
gpt Au over Meters
0
50
100
Meters
LAKE SHORE
GOLD CORP.
FENN-GIB PROJECT
SECTION 558500E
LOOKING WEST
Date: March, 2011
File: section_558500E.mxd
Name: